UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

LRR Energy, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

50214A 104

(CUSIP Number)

Jaime Casas

Chief Financial Officer of LRE GP, LLC

Heritage Plaza

1111 Bagby Street, Suite 4600

Houston, Texas 77002

713-345-2126

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50214A 104

1	NAMES OF REPORTING PERSONS: LIME ROCK RESOURCES A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 1,224,544[1]
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 1,224,544[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,224,544[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.4%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)	On February 13, 2015, 640,165 subordinated units representing limited partner interests (each, a “Sub Unit”) in LRR Energy, L.P. (the “Partnership”) held by Lime Rock Resources A, L.P. (“LRR A”) converted automatically into common units representing limited partner interests (each, a “Common Unit”) on a one-for-one basis for no additional consideration upon the terms and conditions of the First Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”).
(2)	Calculation of percentage based on 28,074,433 Common Units of the Issuer issued and outstanding following the conversion of 4,480,000 Sub Units on February 13, 2015, as set forth in the press release filed as an exhibit to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2015.

CUSIP No. 50214A 104

1	NAMES OF REPORTING PERSONS: LIME ROCK RESOURCES B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 405,995[1]
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 405,995[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 405,995[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.4%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)	On February 13, 2015, 212,245 Sub Units in the Partnership held by Lime Rock Resources B, L.P. (“LRR B”) converted automatically into Common Units on a one-for-one basis for no additional consideration upon the terms and conditions of the Partnership Agreement.
(2)	Calculation of percentage based on 28,074,433 Common Units of the Issuer issued and outstanding following the conversion of 4,480,000 Sub Units on February 13, 2015, as set forth in the press release filed as an exhibit to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2015.

CUSIP No. 50214A 104

1	NAMES OF REPORTING PERSONS: LIME ROCK RESOURCES C, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 6,939,061[1]
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 6,939,061[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,939,061[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.7%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)	On February 13, 2015, 3,627,590 Sub Units in the Partnership held by Lime Rock Resources C, L.P. (“LRR C”) converted automatically into Common Units on a one-for-one basis for no additional consideration upon the terms and conditions of the Partnership Agreement.
(2)	Calculation of percentage based on 28,074,433 Common Units of the Issuer issued and outstanding following the conversion of 4,480,000 Sub Units on February 13, 2015, as set forth in the press release filed as an exhibit to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2015.

CUSIP No. 50214A 104

1	NAMES OF REPORTING PERSONS: JONATHAN C. FARBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 18,354
	8	SHARED VOTING POWER: 8,569,600[1]
	9	SOLE DISPOSITIVE POWER: 18,354
	10	SHARED DISPOSITIVE POWER: 8,569,600[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,587,954[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.6%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	These securities are collectively owned by LRR A, LRR B and LRR C. On February 13, 2015, the 4,480,000 Sub Units collectively held by LRR A, LRR B and LRR C converted automatically into Common Units on a one-for-one basis for no additional consideration upon the terms and conditions of the Partnership Agreement.
(2)	Calculation of percentage based on 28,074,433 Common Units of the Issuer issued and outstanding following the conversion of 4,480,000 Sub Units on February 13, 2015, as set forth in the press release filed as an exhibit to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2015.

CUSIP No. 50214A 104

1	NAMES OF REPORTING PERSONS: JOHN T. REYNOLDS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 8,569,600[1]
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 8,569,600[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,569,600[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.5%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	These securities are collectively owned by LRR A, LRR B and LRR C. On February 13, 2015, the 4,480,000 Sub Units collectively held by LRR A, LRR B and LRR C converted automatically into Common Units on a one-for-one basis for no additional consideration upon the terms and conditions of the Partnership Agreement.
(2)	Calculation of percentage based on 28,074,433 Common Units of the Issuer issued and outstanding following the conversion of 4,480,000 Sub Units on February 13, 2015, as set forth in the press release filed as an exhibit to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2015.

CUSIP No. 50214A 104

This Amendment No. 6 (this “Amendment”) amends the information provided in the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission by LRR A, LRR B, LRR C, Jonathan C. Farber and John T. Reynolds (collectively, the “Reporting Persons”) on November 22, 2011, as amended by that certain Amendment No. 1 filed on December 20, 2011, that certain Amendment No. 2 filed on March 25, 2013, that certain Amendment No. 3 filed on May 17, 2013, that certain Amendment No. 4 filed on May 23, 2014 and that certain Amendment No. 5 filed on November 7, 2014. This Amendment is being filed in order to reflect changes in the percentages of the Reporting Persons’ beneficial ownership resulting from the conversion of the 4,480,000 Sub Units collectively held by LRR A, LRR B and LRR C into Common Units on February 13, 2015. This Amendment amends the information disclosed in the Original Schedule 13D as set forth herein. Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 3. Source of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended in its entirety to read as follows:

In connection with the Partnership’s initial public offering (the “Offering”) and pursuant to the Contribution Agreement (as defined below), (a) LRR A acquired the right to receive 893,030 Common Units and 960,247 Sub Units; (b) LRR B acquired the right to receive 296,082 Common Units and 318,368 Sub Units; and (c) LRR C acquired the right to receive 5,060,488 Common Units and 5,441,385 Sub Units prior to the time at which the Common Units became registered under the Exchange Act.

In connection with the Offering, the Partnership granted the underwriters in the Offering an option to purchase up to an aggregate of 1,411,200 Common Units at the public offering price to cover over-allotments (the “Over-Allotment Option”). The underwriters’ exercised the Over-Allotment Option for 1,200,000 Common Units. In connection with the closing of the underwriters’ Over-Allotment Option on December 14, 2011, the Partnership repurchased (i) 171,472 Common Units from LRR A, (ii) 56,852 Common Units from LRR B and (iii) 971,676 Common Units from LRR C, at the price to public minus the underwriting discount and structuring fees.

On May 16, 2014, 320,082 Sub Units held by LRR A, 106,123 Sub Units held by LRR B and 1,813,795 Sub Units held by LRR C converted automatically into Common Units on a one-for-one basis for no additional consideration upon the terms and conditions of the Partnership Agreement.

On February 13, 2015, the remaining 4,480,000 Sub Units collectively held by LRR A, LRR B and LRR C converted automatically into Common Units on a one-for-one basis for no additional consideration upon the terms and conditions of the Partnership Agreement.

Item 4. Purpose of Transaction

Subsection (a) of Item 4 of the Original Schedule 13D is hereby amended in its entirety to read as follows:

(a) None.

Item 5. Interest in Securities of the Issuer.

The ownership chart in subparagraphs (a)-(b) and subparagraph (c) is hereby amended and restated in its entirety by the following:

(a)-(b) The aggregate number and percentage of Common Units beneficially owned by each of the Reporting Persons (on the basis of a total of 28,074,433 Common Units of the Issuer issued and outstanding as reported in the press release filed as an exhibit to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2015) is as follows:

CUSIP No. 50214A 104

LRR A

(i)	Amount beneficially owned: 1,224,544		Percentage: 4.4%
(ii)	Number of shares to which the Reporting Person has:
	(A)	Sole power to vote or to direct the vote:	0
	(B)	Shared power to vote or to direct the vote:	1,224,544
	(C)	Sole power to dispose or to direct the disposition of:	0
	(D)	Shared power to dispose or to direct the disposition of:	1,224,544

LRR B

(i)	Amount beneficially owned: 405,955		Percentage: 1.4%
(ii)	Number of shares to which the Reporting Person has:
	(A)	Sole power to vote or to direct the vote:	0
	(B)	Shared power to vote or to direct the vote:	405,955
	(C)	Sole power to dispose or to direct the disposition of:	0
	(D)	Shared power to dispose or to direct the disposition of:	405,955

LRR C

(i)	Amount beneficially owned: 6,939,061		Percentage: 24.7%
(ii)	Number of shares to which the Reporting Person has:
	(A)	Sole power to vote or to direct the vote:	0
	(B)	Shared power to vote or to direct the vote:	6,939,061
	(C)	Sole power to dispose or to direct the disposition of:	0
	(D)	Shared power to dispose or to direct the disposition of:	6,939,061

Jonathan C. Farber

(i)	Amount beneficially owned: 8,587,954		Percentage: 30.6%
(ii)	Number of shares to which the Reporting Person has:
	(A)	Sole power to vote or to direct the vote:	18,354
	(B)	Shared power to vote or to direct the vote:	8,569,600
	(C)	Sole power to dispose or to direct the disposition of:	18,354
	(D)	Shared power to dispose or to direct the disposition of:	8,569,600

John T. Reynolds

(i)	Amount beneficially owned: 8,569,600		Percentage: 30.5%
(ii)	Number of shares to which the Reporting Person has:
	(A)	Sole power to vote or to direct the vote:	0
	(B)	Shared power to vote or to direct the vote:	8,569,600
	(C)	Sole power to dispose or to direct the disposition of:	0
	(D)	Shared power to dispose or to direct the disposition of:	8,569,600

LRE GP owns approximately 0.1% general partner interest in the Partnership. LRE GP also owns all of the incentive distribution rights of the Partnership, which will entitle LRE GP to increasing percentages of the cash the Partnership will distribute in excess of $0.54625 per unit per quarter (the “Incentive Distribution Rights”). LRE GP has three classes of member interests, Class A, Class B and Class C. LRR A, LRR B and LRR C own 14.2894%, 4.7376% and 80.9730%, respectively, of the Class B member interests in LRE GP, which entitles them to an aggregate of 80% of the distributions payable to LRE GP by the Partnership with respect to the Incentive Distribution Rights for a period of six years from the closing of the Offering. Lime Rock Management LP (“Lime Rock Management”) is a Class A member of LRE GP and after the six-year period, Lime Rock Management will be entitled to all distributions with respect to the Incentive Distribution Rights in addition to the distributions with respect to LRE GP’s approximate 0.1% general partner interest in the Partnership.

CUSIP No. 50214A 104

Messrs. Farber and Reynolds may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Units and Incentive Distribution Rights (the “Units”) owned (directly or indirectly) by LRR A, LRR B and LRR C by virtue of being the controlling persons of LRR GP, LLC (“LRR GP LLC”). Messrs. Farber and Reynolds are the managing members of LRR GP LLC, which is the general partner of Lime Rock Resources GP, L.P. (“LRR GP”). LRR GP is the general partner of LRR A, LRR B and LRR C. Messrs. Farber and Reynolds, LRR GP LLC and LRR GP may be deemed to share voting and dispositive power over the Units beneficially owned by LRR A, LRR B and LRR C. Each of Messrs. Farber and Reynolds, LRR GP LLC and LRR GP disclaim beneficial ownership of any interests of the Units held by LRR A, LRR B and LRR C in excess of such person’s or entity’s respective pecuniary in such Units. This report shall not be deemed an admission that Messrs. Farber or Reynolds, LRR GP LLC or LRR GP is the beneficial owner of such Units for purposes of Section 16 or for any other purpose.

LRE GP is controlled by Lime Rock Management, which is ultimately controlled by Messrs. Farber and Reynolds. As ultimate control persons of LRE GP, Messrs. Farber and Reynolds will share in distributions made by the Partnership with respect to the general partner interest held by LRE GP in proportion to their respective pecuniary interests. Messrs. Farber and Reynolds, by virtue of their ownership interest in LRE GP, may be deemed to share voting and dispositive power over the Incentive Distribution Rights and the general partner interest. Each of Messrs. Farber and Reynolds disclaim beneficial ownership of the Incentive Distribution Rights and the general partner interest held by LRE GP in excess of such person’s or entity’s respective pecuniary in such interest. This report shall not be deemed an admission that Mr. Farber or Mr. Reynolds is the beneficial owner of such Incentive Distribution Rights or general partner interest for purposes of Section 16 or for any other purpose.

(c) On February 13, 2015, the remaining 4,480,000 Sub Units collectively held by LRR A, LRR B and LRR C converted automatically into Common Units on a one-for-one basis for no additional consideration upon the terms and conditions of the Partnership Agreement.

CUSIP No. 50214A 104

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

Lime Rock Resources A, L.P.

By:	Lime Rock Resources GP, L.P., its general partner

By:	LRR GP, LLC, its general partner

By:	*
Name:	Jonathan C. Farber
Title:	Managing Member

Lime Rock Resources B, L.P.

By:	Lime Rock Resources GP, L.P., its general partner

By:	LRR GP, LLC, its general partner

By:	*
Name:	Jonathan C. Farber
Title:	Managing Member

Lime Rock Resources C, L.P.

By:	Lime Rock Resources GP, L.P., its general partner

By:	LRR GP, LLC, its general partner

By:	*
Name:	Jonathan C. Farber
Title:	Managing Member

*
Jonathan C. Farber

*
John T. Reynolds

*By:	/s/ Kris Agarwal
Kris Agarwal, as Attorney-in-Fact